UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TKO Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87256C 101

(CUSIP Number)

Robert Hilton

c/o TKO Group Holdings, Inc.

200 Fifth Ave, 7th Floor

New York, NY 10010

(646) 558-8333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87256C 101	13D	Page 1 of 4 pages

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF / OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 60,374
	8	Shared Voting Power 91,259,861
	9	Sole Dispositive Power 60,374
	10	Shared Dispositive Power 91,259,861

11	Aggregate Amount Beneficially Owned by Each Reporting Person 91,320,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.5%
14	Type of Reporting Person IN

CUSIP No. 87256C 101	13D	Page 2 of 4 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 24, 2023 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of TKO Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 91,320,235

•	Percent of Class: 53.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 60,374

•	Shared power to vote: 91,259,861

•	Sole power to dispose or direct the disposition of: 60,374

•	Shared power to dispose or direct the disposition of: 91,259,861

Endeavor Operating Company, LLC (“EOC”) is the record holder of 75,412,059 common units (“TKO Opco Units”) of TKO Operating Company, LLC (“TKO Opco”), January Capital HoldCo, LLC (“January HoldCo”) is the record holder of 7,662,799 TKO OpCo Units, and January Sub, LLC (“January Sub”) is the record holder of 6,542,033 TKO OpCo Units. Subject to the terms of the operating agreement of TKO OpCo, the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, WME IMG, LLC (“WME IMG”) is the record holder of 1,642,970 shares of Class A Common Stock.

Endeavor Group Holdings, Inc. (“Endeavor”) is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the sole member of January HoldCo and January Sub (EOC, January HoldCo and January Sub, collectively, the “EDR Subscribers”). WME IMG is an indirect subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers or WME IMG. The Reporting Person is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

In addition, the Reporting Person is the record holder of 60,374 shares of Class A Common Stock.

The above percentage is based on 81,023,476 shares of Class A Common Stock outstanding as of July 31, 2024.

CUSIP No. 87256C 101	13D	Page 3 of 4 pages

(c)	Except as described in Item 6, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On September 13, 2024, January HoldCo entered into a Margin Loan Agreement (the “Margin Loan Agreement”), by and between the lenders party thereto and the Administrative Agent and Calculation Agent named therein, and arrangements incidental thereto.

Under the Margin Loan Agreement, January HoldCo may borrow up to $175.0 million, which was fully drawn on September 13, 2024. The facility will mature on September 13, 2029. As security for the Margin Loan Agreement, January HoldCo has granted a first-priority lien to the lenders, pro rata to the amount of their commitments, on 6.1 million TKO OpCo Units and a corresponding number of shares of Class B Common Stock, par value $0.00001 per share, of the Issuer (collectively, the “Pledged Securities”).

If January HoldCo defaults on its obligations under the Margin Loan Agreement, then the lenders can declare all amounts outstanding under the Margin Loan Agreement, with accrued interest, to be immediately due and payable, and if January HoldCo is unable to pay such amounts, the lenders may foreclose on the Pledged Securities and any other collateral that then secures borrowings under the Margin Loan Agreement.

All voting rights with respect to the Pledged Securities will remain with January HoldCo at all times prior to the sale of any such Pledged Securities by a lender in a foreclosure upon an event of default under the Margin Loan Agreement.

The information set forth or incorporated in Item 5 is incorporated by reference in its entirety into this Item 6.

CUSIP No. 87256C 101	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2024

By:	/s/ Ariel Emanuel

Name:	Ariel Emanuel